

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 15, 2012

<u>Via E-mail</u>
Simon Dupéré
Niska Gas Storage Partners LLC
1001 Fannin Street, Suite 2500
Houston, TX 77002

> **Re: Niska Gas Storage Partners LLC**
> **Form 10-K for the Fiscal Year Ended March 31, 2012**
> **Filed June 11, 2012**
> **Form 10-Q for the Quarterly Period Ended June 30, 2012**
> **Filed August 3, 2012**
> **File No. 001-34733**

Dear Mr. Dupéré:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended March 31, 2012

Item 1. Business, page 10

Note 2. Significant Accounting Policies, page F-10

Note 20. Segment Disclosures, page F-43

1. We note your disclosure on page 10 that Access Gas Services is a small but growing natural gas marketing business that is included within the consolidated financial statements. We also note that you aggregate your operating segments into one reportable segment, and no mention is made of the natural gas marketing business in your segment

disclosures. Please tell us the significance of this apparent operating segment and how you consider the guidance within ASC 280-10-50-11 in your aggregation.

Item 6. Selected Financial Data, page 39

2. Please provide per share data for income (loss) from continuing operations and cash dividends declared as required by Item 301 of Regulation S-K.

Seasonal and Quarterly Fluctuations, page 53

3. We note the significant swings of the revenue associated with your revenue strategies for each quarter during the prior two fiscal years. For example, we note the revenue from realized optimization, net, decreased to a loss of $9.1 million for the third quarter of the year ended March 31, 2012. Please explain to us and disclose the substantive reasons behind the swings to the extent that is material so as to enable investors to better understand the performance of your business.

Liquidity and Capital Resources, page 53

4. We note your disclosures on Form 8-K furnished on March 30, 2012 and November 15, 2011 that on March 30, 2012 and November 14, 2011, Standard and Poor's Rating Services, and Moody's Investor Service, respectively, announced downgrades to certain of your credit ratings. Please explain and disclose your consideration of these downgrades and their impact, if any, on your liquidity and capital resources.

5. We note your disclosure on page 58 that the 8.875% Senior Notes will mature on March 15, 2018. We also note that under the indenture governing the Senior Notes, you are required to make principal payments prior to the maturity date except upon certain events of default. Please explain and disclose the cash needs with respect to the timing and amount of principal payments that are required to be made in advance of the maturity date.

Report of Independent Registered Public Accounting Firm, page F-4

6. We note the inconsistent references of the consolidated statements of members' equity in the auditors' report when you title the apparent same statements as consolidated statements of changes in members' equity on page F-9. Please explain or revise to correct the inconsistencies.

Consolidated Statements of Earnings (Loss) and Comprehensive Income (Loss), page F-6

7. We note your disclosure that you have accounted for the exchange of equity interests pursuant to the contribution agreement as a transfer between entities under common control under ASC 805-50. We note your presentation of the consolidated statement of

earnings and comprehensive income for the year ended March 31, 2011 as though the transfer had taken place at the beginning of the period. We also note your presentation of (loss) earnings per unit (" EPU") allocated to both common and subordinated unitholders under both of the columns for the years ended March 31, 2012 and 2011. Additionally, based on the disclosure at page F-39, we note that the EPU under the year ended March 31, 2011 column is attributable only to the post IPO period from May 17, 2010 to March 31, 2011. As ASC 260-10-45-7 requires EPU to be presented for all periods for which an income statement or summary of earnings is presented, we are unclear about the appropriateness behind the carved out calculation and presentation of EPU attributable to the post IPO period on the face of the consolidated statements of earnings (loss) and comprehensive income (loss). Please explain. Additionally, please explain why no differentiation was made in the description of the rows presenting (loss) earnings per unit allocated to common and subordinated unitholders to illustrate that amounts presented under each column are not comparable periods.

Consolidated Balance Sheets, page F-7

8. Please tell us and disclose the nature and the component amounts within the accrued receivables and accrued liabilities line items. Note that Rule 5-02 of Regulation S-X requires you to state separately, in the balance sheet or in a note thereto, any amounts of current assets that are in excess of five percent of total current assets, and any amounts of current liabilities that are in excess of five percent of total current liabilities.

Consolidated Statements of Cash Flows, page F-8

9. We note your disclosure on page 49 in MD&A that cushion gas, which is treated as a component of property, plant and equipment in your consolidated financial statements, was sold during the year ended March 31, 2012 resulting in a loss of $2.8 million. Please explain to us why you did not report cash proceeds resulting from the sale of property, plant and equipment within the investing activities section of the consolidated statement of cash flows.

Note 2. Significant Accounting Policies, page F-12

10. We note your disclosure that energy trading contracts resulting in the physical delivery of a commodity where you are the principal in the transaction are recorded as optimization revenues at the time of physical delivery and realized and unrealized gains and losses on financial energy trading contracts are included in optimization revenue. Please tell us and disclose in further detail the GAAP basis behind this presentation.

Note 11. Risk Management Activities and Financial Instruments, page F-30

11. Note that ASC 815-10-50-1A(d) requires disclosure of information that would enable users of financial statements to understand the volume of activity in hedge instruments

held or issued by an entity for every annual and interim reporting period for which a statement of financial position and statement of financial performance are presented. We note your disclosure that you enter into futures, forward, swap and option contracts to manage commodity price risk, and that as of March 31, 2012, 68.7 Bcf of natural gas inventory was offset by entering into forward contracts. Please clarify for us in further detail and in disclosures what that amount exactly represents and whether the volume disclosed represents the volume of all commodity derivatives held or issued as of March 31, 2012.

Note 12. Fair Value Measurements, page F-32

12. Please provide the disclosure of the valuation techniques and inputs used to develop measurements for assets and liabilities that are measured at fair value on a recurring basis as required by ASC 820-10-50-1(a).

13. We note your disclosure of realized gains and losses from the settlement of risk management contracts on page F-33. Note that ASC 815-10-50-4A(b) and 815-10-55-182 requires the disclosure of the amount of gains and losses on derivative instruments by type of contract, which includes both realized and unrealized gains and losses. However, we cannot locate the unrealized gains and losses by type of contract disclosure in this footnote. Please advise us or revise.

Note 20. Segment Disclosures, page F-44

14. We note your disclosure of external revenues, net, by geographic area, which excludes unrealized gains and losses from total revenues. Note that ASC 280-10-50-41 states that "the amounts of revenues reported shall be based on the financial information used to produce the public entity's general-purpose financial statements." Please provide a reconciliation of the total geographic revenues to the total revenues as presented on the face of the income statements on page F-6.

Note 23. Quarterly Financial Data (unaudited), page F-45

15. Please revise to include earning per share data for all quarterly periods presented. Refer to Item 302(A)(1) of Regulation S-K.

Form 10-Q for the three months ended June 30, 2012

Results of Operations, page 19

16. We refer to your discussion of changes in unrealized risk management losses for the three months ended June 30, 2012 as compared to the three months ended June 30, 2011. We note the significant increase in unrealized risk management losses from $10.8 million to

$51.2 million for the corresponding periods. Please tell us and provide a more substantive explanation for this significant change in this section.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jarrett Torno, Staff Accountant, at (202) 551-3703 if you have questions regarding comments on the financial statements and related matters. You may contact me at (202) 551-3377 with any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief